Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2018 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 29 March 2019 and the notice of annual general meeting in relation to, among others, the proposed distribution of final dividends for the year ended 31 December 2018 dated 11 May 2019.

The board of directors of the Company proposed to declare a cash final dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totaling approximately RMB613 million based on the total number of 12,267,172,286 shares of the Company, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Monday, 8 July 2019 will be entitled to receive the final dividend and the final dividend is expected to be paid to the shareholders on or around Wednesday, 24 July 2019.

In order to determine the list of holders of H shares who are entitled to receive the final dividends for the year ended 31 December 2018, the Company’s register of members of H shares will be closed from Wednesday, 3 July 2019 to Monday, 8 July 2019, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 2 July 2019.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

17 June 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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